TRANSGLOBE ENERGY CORPORATION

Annual Meeting of Shareholders
of TransGlobe Energy Corporation ("TransGlobe")

May 9, 2007

REPORT IN RESPECT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations Section 11.3

MATTERS VOTED UPON

		Outcome of	Votes For	Votes Against
Description of Matter		Vote	(ballots only)	(ballots only)
1.	Ordinary resolution to approve fixing the number of directors of TransGlobe at six	Resolution approved	N/A	N/A

2.

Ordinary resolution to approve the election of the six nominees to serve as directors of TransGlobe for the ensuing year, or until their successors are duly elected or appointed, as described in the information circular of TransGlobe prepared for the Meeting

		Resolution approved	N/A	N/A

3.

Ordinary resolution to approve the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of TransGlobe for the ensuing year and to authorize the directors of TransGlobe to fix their remuneration as such

		Resolution approved	N/A	N/A

4.	Ordinary resolution of shareholders of the Company to approve unallocated options under the Company's existing stock option plan, as set out in the Information Circular	Resolution approved	71%	29%

5.	Ordinary resolution of shareholders of the Company to ratify and approve certain proposed amendments to the Company's existing stock option plan, as set out in the Information Circular	Resolution approved	68%	32%